July 19, 2011
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Craig Wilson, Senior Assistant Chief Accountant

Re:	Vocus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 000-51644
Dear Mr. Wilson:
On behalf of Vocus, Inc. (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated June 20, 2011 (the “Comment Letter”), we submit the following response to the comment contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comment below in bold and the heading and number correspond to the heading and number in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Stock-Based Compensation Page F-11
1.	We note your response to prior comment 3 that more than 50% of the options granted at the IPO date through 2007 remained outstanding at December 31, 2010. Therefore, the Company did not have sufficient exercise data to estimate the expected life of its option grants in 2008 through 2011. However, we note that 1.0 million of these option grants have been exercised. Tell us your consideration to using the actual data from your options granted since the IPO date, and adjusting this data for the partial life cycle effect. That is adjusting the actual data using an assumption that the remaining options will be exercised uniformly over the remaining term, or using other more refined assumptions that are appropriate for the Company, including exercise data of comparable companies.
In response to the Comment Letter dated June 20, 2011, the Company submits further analysis of its consideration of using the actual exercise data from stock options granted since the IPO date and support for its conclusion that historical stock option exercise experience did not provide a reasonable basis to estimate the expected term for options granted through March 31, 2011.

The Company further advises the Staff that the Company considered the partial life cycle effect and determined that the historical stock option exercise experience was not sufficient to conclude that the outstanding options would be exercised uniformly over the remaining term or at the end of their contractual lives. The Company advises the Staff that it did review stock compensation disclosures of comparable companies and determined that volatility was relevant to the Company and provided a valid basis for the Company’s volatility, however, due to the nature of the differences between the stock compensation plans of the comparable companies to its own plans, the Company concluded that the estimated lives used by comparable companies did not provide a valid basis to estimate the expected term of the Company’s options.
As noted in the last paragraph of this response, based on recent activity, the Company wishes to inform the Staff that the Company will use its historical data to estimate the expected term for its options effective with the filing of the June 30, 2011 Form 10-Q.
Through March 2011, the Company applied the simplified method under SAB Topic 14 to develop the expected term of its stock options. SAB Topic 14 provides that the use of the simplified method is appropriate in the following situations:
•	A company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

•	A company significantly changes the terms of the share option grants or the types of employees that receive share option grants such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

•	A company has or expects to have significant structural changes in its business such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.
The Company believes it has experienced the first two situations highlighted by SAB Topic 14 and has therefore, concluded that the use of the simplified method was appropriate for options granted through March 2011. The Company’s rationale is further detailed below.
Through 2007, the Company did not believe that its historical exercise data provided a reasonable basis upon which to estimate expected term due to the limited option exercise activity as approximately 3% of the post IPO options granted were exercised through 2007.
In 2008, the Company changed its compensation strategy to issue restricted stock awards (RSA) as its primary equity incentive instruments. In 2010, the Company again changed its compensation strategy to a more balanced equity incentive program of issuing a combination of options and RSAs. The table below highlights these changes in the compensation strategy.

	RSAs	Options
	Granted	Granted
2005	—	1,277,750
2006	—	348,833
2007	—	1,526,250
2008	695,201	89,286
2009	867,433	62,689
2010	609,451	715,901
Q1 2011	355,471	484,147

Total	2,527,556	4,504,856

In 2008, as a result of changing its compensation strategy, whereby existing grantees have both options and RSAs, the Company anticipated that the granting of RSAs would increase the expected term of the options as grantees were more likely to defer exercising options when shares were being earned without a cash outlay (vesting of RSAs) versus paying a strike price to obtain a share. Due to this change in compensation strategy, the Company did not believe it could use the historical exercise data to accurately predict future option exercise patterns. These conditions continued during 2008 and 2009. In 2010, the Company further adjusted its compensation strategy resulting again in a conclusion that historical exercise data may not reflect future option exercise patterns.
In 2010 and 2011, in conjunction with the option grants that took place in the first quarter of each year, the Company re-evaluated whether it had sufficient experience to use the actual exercise data. With the new adjustment to the compensation strategy and the absence of a full life cycle for any of the grants, the Company concluded it could not rely on the historical data to accurately predict future option exercise patterns. As a result, the Company concluded that it continued to meet the criteria for application of the simplified method under SAB Topic 14. In response to the Comment Letter dated June 20, 2011, management has calculated the average expected life for the granted options using an assumption that the remaining options would be exercised uniformly over the remaining term. The calculated term resulted in an average of 5.7 years in Q1 2010 and 5.9 years in Q1 2011 (compared to 6.2 years under the simplified method).
During the second quarter of 2011, approximately 1.0 million post IPO options were exercised. Based on this recent option exercise activity and the passage of time since the granting of a combination of options and RSAs, the Company determined that it would no longer use the simplified method and would use its historical option exercise data to calculate option expense starting in the second quarter of 2011.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me (301) 683-6002 should have any questions concerning any of the above responses.

Sincerely,
/s/ Stephen Vintz
Stephen Vintz
Chief Financial Officer and Executive Vice President

cc:	Richard Rudman, Chief Executive Officer, President and Chairman, Vocus, Inc.
Jason Simon, Greenberg Traurig, LLP
Rene Salas, Ernst & Young LLP